Exhibit 99.1

NEWS RELEASE

ATS Hosts 2023 Institutional Investor Day

09/06/2023

CAMBRIDGE, ON / CNW / ATS Corporation (TSX and NYSE: ATS) (“ATS” or the “Company”), an industry-leading automation solutions provider, is sharing additional details regarding today’s Institutional Investor Day. Investors who have not registered are invited to attend virtually by webcast via the event’s website. A replay will be available on the ATS website following the event.

As part of management’s presentations, the Company will provide additional non-IFRS financial measures and supplementary financial measures for use by investors in understanding the Company and its performance beyond existing disclosures in the Company’s most recently filed public documents. Details with respect to these non-IFRS financial measures and supplementary financial measures are set out below. Management believes these non-IFRS financial measures and supplementary financial measures are useful to investors and plans to disclose going forward.

Return on invested capital (“ROIC”)

ROIC is a measure of the efficiency of capital deployment. For ATS, ROIC is calcuated as follows: tax effected EBIT for return on invested capital1 divided by Average Invested Capital2 and for the period ended March 31, 2023, was 12.7%.

Innovation deferred development additions and research expenditures

In addition to deferred development additions, which are currently disclosed annually, the Company will disclose research expenditures which are grouped in cost of revenues on the Company’s Consolidated and Interim Statements of Income. Deferred development additions for fiscal 2023 were $18.1 million and research expenditures for fiscal 2023 totalled $9.3 million.

Research expenditures are expenditures related to research or development of new technologies or products, and are a component of cost of revenues on the Company’s Consolidated and Interim Statements of Income.

Reoccurring revenue

Reoccurring revenue for ATS is defined as revenue from ancillary products and services associated with equipment sales and revenue from customers who purchase non-customized ATS products at regular

1 EBIT for return on invested capital is a non-IFRS financial measure. See “Non-IFRS and Other Financial Measures” and “Reconciliation of Non-IFRS Measures to IFRS Measures” below.

2 Average Invested Capital is a non-IFRS financial measure. See “Non-IFRS and Other Financial Measures” and “Reconciliation of Non-IFRS Measures to IFRS Measures” below.

NEWS RELEASE

intervals. Management estimates that reoccurring revenues are in the range of 25-35% of total revenues on a trailing twelve-month basis.

Revenue disaggregation – Custom Integration, Equipment / Products, Services

Additional revenue disclosure is expected to assist investors in understanding the evolution of ATS’ portfolio over time. Custom integration revenues for ATS includes end-to-end manufacturing solutions customized to customer needs and represented 44% of fiscal 2023 revenues. Equipment / Products revenues include modular or standardized equipment and other products, and represented 29% of fiscal 2023 revenues; services revenues include consulting, digital and other services, including aftermarket services and spares, and represented 27% of fiscal 2023 revenues.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation

Note to Reader: Non-IFRS and Other Financial Measures

Throughout this press release management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company. The terms “EBIT for return on invested capital”, and “Average Invested Capital” are non-IFRS financial measures, “return on invested capital” or “ROIC”, is a non-IFRS ratio, and “reoccurring revenues”, “custom integration revenues”, “equipment / products revenues”, “service including spare parts revenues”, and “research expenditures” are

NEWS RELEASE

supplementary financial measures, all of which do not have any standardized meaning prescribed within International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reoccurring revenue for ATS is defined as revenue from ancillary products and services associated with equipment sales and revenue from customers who purchase non-customized ATS products at regular intervals. Custom integration revenues are defined as revenues from end-to-end manufacturing solutions customized to customer needs. Equipment / products revenues are defined as revenues from modular or standardized equipment and other products. Services including spare parts revenues are defined as revenues from consulting, digital and other services, including aftermarket services and spares. Return on invested capital is defined as the ratio between tax effected EBIT for return on invested capital and average invested capital. EBIT for return on invested capital is defined as the sum of net income, tax expense, interest expense, amortization of acquired intangible assets and restructuring charges. The most directly comparable IFRS financial measure to EBIT for return on invested capital is earnings from operations. Average invested capital is the average quarter end total of bank indebtedness, debt, and shareholders’ equity, less cash for the prior four quarters. Research expenditures are defined as expenditures related to research or development of new technologies or products, and are a component of cost of revenues on the Company’s Consolidated and Interim Statements of Income. Reoccurring revenues, custom integration revenues, equipment / products revenues and service including spare parts revenues are used by the Company to understand the revenue portfolio of the Company. Return on invested capital is used in measuring the efficiency of the Company’s capital deployment. Research expenditures are used by the Company to assess investment in innovation. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

(C$ mm)	F2023

Adjusted earnings from operations	343.4

Acquisition-related transaction costs	3.1

Acquisition-related inventory fair value charges	9.2

Mark to market portion of stock-based compensation	13.4

Earnings from operations for ROIC purposes	317.7

NEWS RELEASE

Restructuring charges	27.5

Amortization of acquisition-related intangible assets	67.7

Earnings from operations	222.5

(C$ mm)	Q4 F22	Q1 F23	Q2 F23	Q3 F23	Q4 F23

Bank indebtedness	1.8	2.7	17.9	12.0	5.8

Current portion of long-term debt	0.0	0.1	0.0	0.0	0.1

Long-term debt	1,016.7	1,087.1	1,174.7	1,305.9	1,155.7

Shareholders’ equity	985.7	988.5	1,007.3	1,081.8	1,130.6

Cash and cash equivalents	(135.3)	(139.9)	(95.2)	(302.1)	(159.9)

Invested capital	1,868.9	1,938.5	2,104.7	2,097.6	2,132.3

Average invested capital					2,028.4

(C$ mm)	F2023

Earnings from operations for ROIC purposes	317.7

Average effective tax rate	19.19%

Tax effected earnings from operations for ROIC purposes	256.7

Average invested capital	2,028.4

Return on invested capital	12.7%